UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

13011264

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SEC MAIL PROCESSING SECTION RECEIVED MAR 05 2013 WASH, D.C. 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68917

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M2O Private Fund Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Water Street Suite 200
(No. and Street)

White Plains	NY	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Donal J. Orr (914) 368-9795
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donal J. Orr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M2O Private Fund Advisors LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE ROMERO
Notary Public, State of New York
No. 01RO6176895
Qualified in Westchester County
Commission Expires Nov. 5, 2015

Notary Public

Signature

Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

M2O PRIVATE FUND ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

M2O PRIVATE FUND ADVISORS LLC

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
M2O Private Fund Advisors LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of M2O Private Fund Advisors LLC as of December 31, 2012, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of M2O Private Fund Advisors LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 26, 2013

M2O PRIVATE FUND ADVISORS LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 319,749
Accounts receivable	14,205
Fixed assets, at cost (less accumulated depreciation of $3,394)	17,427
Prepaid expenses	16,096
Other assets	13,025
	$ 380,502
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable	$ 906
Deferred revenue	25,000
Total liabilities	25,906
Members' equity	354,596
	$ 380,502

See notes to financial statement

NOTE A - ORGANIZATION AND BUSINESS

M2O Private Fund Advisors LLC (the "Company") is a limited liability company and was formed under the laws of the State of New York on May 26, 2011. On April 16, 2012, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and, as such, is registered with the Securities and Exchange Commission (the "SEC").

As an introducing broker-dealer, the Company acts primarily as a broker selling limited partnership units and actively engages in the sale and marketing of private placements. The Company does not carry accounts for customers or perform any custodial functions related to any securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Income from Underwriting and Selling Group:

All revenues are recorded as earned at the time of each fund closing date on which the Company is entitled to compensation, as long as all engagement terms have been satisfied and the amount due is not subject to any contingencies. Income from Underwriting and Selling Group includes monthly and other advisory fees as earned. The Company does not treat reimbursable expenses incurred on behalf of clients as an expense, and, similarly, does not treat the reimbursement as revenue.

For the year ended December 31, 2012, revenue was earned from two customers.

[3] Accounts receivable:

In the normal course of its business and pursuant to its engagement agreements, the Company is entitled to be reimbursed by its clients for certain travel and other expenses. The Company evaluates collectability of accounts receivable based on the creditworthiness of each customer. An allowance for doubtful accounts is established, if necessary, based on the results of management's assessment of collectability. At December 31, 2012, the fees receivable were considered by management to be collectible in full. Therefore, no allowance for doubtful accounts has been provided at December 31, 2012.

[4] Cash:

The Company's largest asset is cash (approximately 84% of total assets as of December 31, 2012), which is held by one financial institution. The cash held may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Fixed assets:

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated lives of the assets. Fixed assets are depreciated on a straight line basis as follows:

Furniture and fixtures	5 years
Office equipment	3 years

[6] Income taxes:

The Company has elected to be treated as a partnership for federal and state income tax purposes. As such, net profit or losses generated by the Company are included in the tax returns of the members. Accordingly, no provision for income taxes has been included in the accompanying financial statement. At present, the Company is only doing business in New York State. During the period, the Company has no income from jurisdictions which would impose income tax on it.

There are currently no income tax returns under audit. Furthermore, the management of Company is not aware of any tax positions which, more likely than not, will result in any material tax liabilities which should be recorded or disclosed in the accompanying financial statement.

The Company has not recognized in this financial statement any interest or penalties related to income taxes, and has no material unrecognized tax benefits. The Company is subject to U.S. federal and state income tax examinations by tax authorities since inception.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported.

NOTE C - FIXED ASSETS

Components of fixed assets included in the statement of financial condition at December 31, 2012 were as follows:

Furniture and fixtures	$ 18,111
Office equipment	2,710
Total cost	20,821
Less accumulated depreciation	(3,394)
Total cost less accumulated depreciation	$ 17,427

The Company's policy is to expense all furniture, fixture and other equipment expenditures of $1,000 or less.

NOTE D - REGULATORY REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during its first year of being regulated by FINRA. At December 31, 2012, the Company had net capital of $293,843, which exceeded the required net capital by $288,843.

NOTE E - COMMITMENTS

The Company leases office space under a non-cancellable operating lease expiring April 30, 2014, with a one-year option to extend. The lease contains escalation provisions based on certain costs incurred by the lessor. In addition, the Company will pay approximately $3.00 per square foot per year for utility charges.

Minimum lease commitments under this lease as of December 31, 2012 are as follows:

Year Ending December 31,	Minimum Lease Commitments
2013	$ 44,101
2014	14,877
	$ 58,978